Exhibit No. 12.1

PDC ENERGY, INC.
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2014		2013			2012			2011		2010
	(dollars in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$177,228		$(32,963)			$(30,688)			$35,268		$34,753
Fixed charges (see below)	53,512		54,002			50,228			40,127		34,990
Amortization of capitalized interest	1,379		1,096			871			675		788
Interest capitalized	(3,468)		(1,709)			(896)			(1,454)		(300)
Total adjusted earnings (loss) available for fixed charges	$228,651		$20,426			$19,515			$74,616		$70,231

Fixed Charges:
Interest and debt expense (a)	$47,842		$50,143			$47,505			$36,759		$33,239
Interest capitalized	3,468		1,709			896			1,454		300
Interest component of rental expense (b)	2,202		2,150			1,827			1,914		1,451
Total fixed charges	$53,512		$54,002			$50,228			$40,127		$34,990

Ratio of Earnings to Fixed Charges	4.3	x	0.4	x	(c)	0.4	x	(c)	1.9	x	2.0	x

__________

(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.

(b)	Represents the portion of rental expense which we believe represents an interest component.

(c)	For the years ended December 31, 2013 and 2012, earnings were insufficient to cover total fixed charges by $33.6 million and $30.7 million, respectively.